Sapiens’ ALIS Policy Administration Recognized as a Market Leader by Ovum

Ovum notes Sapiens’ commanding market leadership as evidenced by the highest growth rating of the vendors assessed

New Jersey – Feb 12th, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions, announced today that its ALIS policy administration system for life, annuity and pensions has been recognized by Ovum, a global industry analyst firm, as a “Market Leader” in its recently published research: Ovum Decision Matrix: Selecting a Life Insurance Platform for Use in Europe. Ovum notes ALIS offering and Sapiens’ commanding market position as contributors to ALIS being worthy of a place on most technology selection shortlists.

The Ovum report, which covers the life insurance software platforms in Europe, provides a quantitative and qualitative representation of Ovum’s view of the competitive landscape for core administration platforms. Based on a number of qualifying criteria, Ovum narrowed the list of vendor solutions profiled in the report to 10, highlighting Sapiens’ ALIS system as a Market Leader and worthy of a place on most technology selection shortlists. Ovum also noted Sapiens as a vendor in this category who has established a commanding market position.

"Ovum believes that the vendor solutions for life core administration platforms have reached a level of functional and technological maturity which means that choosing to buy, rather than build, is the most effective approach for the vast majority of life insurers," said Charles Juniper, Ovum Senior Analyst, Insurance Technology.

Continuing and commenting on the analysis of Sapiens ALIS, Juniper added, "Given the size of the organization as compared to some other vendors profiled, Sapiens’ strong showing in the report is a testament to both the company and the ALIS product. Ovum considers Sapiens, with its ALIS solution, a Market Leader in the life policy administration market with an offering that combines strong technology architecture with a broad range of functionality. We recognize ALIS’s strong European installed base and the expansion of its market footprint with the highest growth rate among vendors assessed with the addition of new clients in Europe as well as North America over the last year.”

Additional Sapiens highlights from the Ovum report include:

  Sapiens’ increased investment since the acquisition of ALIS in 2011 has driven very strong growth for the platform.
  Sapiens’ scores are driven by its significant European installed base, strong focus on the insurance industry, and high market growth.
  The ALIS platform’s flexibility score is particularly high as a result of the product configuration approach.

“We are pleased with the strong showing and recognition of our market leadership position” noted Roni Al-Dor, Sapiens President and CEO. “Over the past few years Sapiens has been focused on continually enhancing our portfolio of insurance solutions for the global markets, and ALIS has certainly proven to be a winner in North America and Europe. The validation of ALIS’s appeal to the global market is very encouraging, and we believe only a few solutions in the market can prove such a broad application, breadth of functionality, and flexibility that enable them to address the unique needs of the differing insurance markets.”

To obtain a copy of the Ovum report, please click - http://ovum.com/research/ovum-decision-matrix-selecting-a-life-insurance-core-administration-platform-for-use-in-europe/

About OVUM

Jointly awarded IIAR Global Analyst of the Year 2012, Ovum provides clients with independent and objective analysis that enables them to make better business and technology decisions. Its research draws upon over 400,000 interviews each year with business and technology, telecoms and sourcing decision-makers, giving Ovum and its clients unparalleled insight, not only into business requirements but also the technology that organizations must support. Ovum is an Informa business.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

Email: osnat.se@sapiens.com